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October 10, 2012

via edgar

Mr. Daniel F. Duchovny, Special Counsel

Mr. Edwin Kim, Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yucheng Technologies Limited Schedule 13E-3 Filed August 24, 2012 File No. 005-82213

Dear Messrs. Duchovny and Kim:

On behalf of Yucheng Technologies Limited, a company organized under the laws of the British Virgin Islands (“Yucheng” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 25, 2012 with respect to the Schedule 13E-3, File No. 005-82213 (the “Schedule 13E-3”), filed on August 24, 2012 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) filed concurrently with the submission of this letter.

We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of Mr. Weidong Hong, Ms. Hong Wu, Ms. Yun Shi, Mr. Dong Wang, Mr. Steve Shiping Dai, Ms. Rebecca B. Le, Mr. Chun Zheng, Mr. Xun Yang, Ms. Weihua Hong, Mr. Lijing Ren, Ms. Yanmei Wang, Ms. Danhui Ma, Ms. Xinmin Yu, New Sihitech Limited, New Sihitech Acquisition Limited, Sihitech Company Limited, CSOF FinTech Limited, CEL FinTech Limited, China Special Opportunities Fund III, L.P., CSOF III GP Limited, Forebright Partners Limited, Windsor Venture Limited, China Everbright Limited, ROTH Capital Partners LLC (“Roth”) or Lazard Asia (Hong Kong) Limited (“Lazard”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Securities and Exchange Commission	- 2 -	October 10, 2012

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment. In addition, a marked copy of the Schedule 13E-3 to show changes between the Amendment and Schedule 13E-3 is being provided to the Staff via email.

* * *

Schedule 13E-3

1.	We note that pursuant to the Exchangeable Notes Subscription Agreement, the Everbright entities may convert their notes into share of the company as early as following the Delisting (as defined in the Subscription Agreement). Please provide us your detailed analysis explaining why you do not believe the Everbright entities should be named as filing persons. Please tell us why you believe these entities are not affiliates engaged, directly or indirectly, in the going private transaction.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to name the Everbright entities as filing persons.

Introduction

2.	Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 2 of the Amendment.

Item 13. Financial Information, page 11

3.	Please provide the disclosure required by Item 1010(b) of Regulation M-A, or tell us why you believe the disclosure requirement is not applicable.

The Company respectfully advises the Staff that since the proposed merger is between the Company and an acquisition vehicle beneficially owned by the Company’s founder, Mr. Hong, a pro forma report would not provide material new information about the financial position and operating results of the surviving company post merger beyond the financial information already disclosed by the Company.

4.	Please revise to provide the ratio earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A, or explain why you believe such disclosure is not required.

Securities and Exchange Commission	- 3 -	October 10, 2012

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 81 of the proxy statement in the Amendment.

Item 16. Exhibits, page 12

5.	Please file the Exchangeable Notes Subscription Agreement in its entirety. We note Exhibit 7.04 to the Schedule 13D filed on August 15, 2012 omits a large number of exhibits, schedules, and/or attachments.

In response to the Staff’s comment, the Exchangeable Notes Subscription Agreement in its entirety has been filed as Exhibit (b)-(2) to the Amendment.

Proxy Statement

Summary Term Sheet

Opinion of Roth, the Independent Committee’s Financial Advisor, page 8

6.	Revise this section to state Roth’s opinion.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 8 of the proxy statement in the Amendment.

7.	We note that the summary of the Roth report is qualified in its entirety by reference to the full text of the opinion, as disclosed on pages 9 and 37. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in a proxy statement. We note similar disclaimers on pages 62, 78, 91, and 92 for other documents. Please revise accordingly.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 9, 37, 62, 78 and 92 of the proxy statement in the Amendment.

Special Factors

Background of the Merger, page 19

8.	Please revise to clarify whether Mr. Weidong Hong met with Lazard Asia in January 2012, as described on page 19, to discuss strategic alternatives available to the Company in his personal capacity as a shareholder and investor, or whether he was acting on the behalf of the Company as an officer and director.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 19 of the proxy statement in the Amendment.

9.	Please revise to explain why Mr. Hong chose to proceed with negotiating terms for potential financing with Everbright over the other financial institutions he contacted, as described on page 19.

Securities and Exchange Commission	- 4 -	October 10, 2012

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 19 of the proxy statement in the Amendment.

10.	On pages 21 through 23, you reference communication to and from the “Buyer Group,” which is defined as the filing persons except for the registrant Yucheng Technologies Limited. However, on pages 19 and 23, you indicate that Mr. Hong did not contact any shareholders to form the Buyer Group until August 2012. Please revise this section to clearly indicate whether the Buyer Group refers to Mr. Hong and his affiliates prior to the signing of the Contribution Agreement.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 19, 21, 22 and 23 of the proxy statement in the Amendment.

11.	Please refer to the first paragraph on page 21. Revise your disclosure to explain why the independent committee considered Mr. Hong’s unwillingness to sell his shares in the company in deciding against pursuing a market check. We note that Mr. Hong’s share ownership would not prevent another transaction from being approved by your security holders.

The Company respectfully advises the Staff that the independent committee was informed of Mr. Hong’s unwillingness to sell his shares in the company or participate in any alternative transactions, but the independent committee primarily considered Mr. Hong’s position against participating in any alternative transactions, and, in conjunction with other factors noted in the first paragraph on page 21, including “the nature of the Company’s business and Mr. Hong’s key role in the management and customer relationships of the Company”, reached a decision against a market check.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 21 of the proxy statement in the Amendment.

12.	Please revise the entry for July 4, 2012 to describe the reasons for the changes made to the Company Financial Projections.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 21 of the proxy statement in the Amendment.

13.	On page 22, you indicate that your independent committee initially sought to a requirement that the Buyer Group use “best efforts instead of commercially reasonable efforts to obtain financing.” Please revise to clarify the differences between “best efforts,” “commercially reasonable efforts,” and the standard eventually agreed to, “best reasonable efforts,” as the final wording of the standard represented a significant amount of negotiation between the parties.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 22 of the proxy statement in the Amendment.

14.	Please revise to clarify whether Mr. Hong contacted any of your other shareholders beyond the Buyer Group, including your large shareholder Shah Capital Management, Inc.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 23 of the proxy statement in the Amendment.

Securities and Exchange Commission	- 5 -	October 10, 2012

15.	Please revise to clarify the reasons why the Shah Capital Management, Inc., which holds 11.9% of your outstanding shares, was not part of the Buyer Group.

The Buyer Group respectfully advises the Staff that the Buyer Group did not consider approaching Shah Capital Management, Inc. to be a member of the Buyer Group.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 25

16.	Refer to the first, second and third “supportive” bullet points on page 26. Please explain what about the company’s “business, financial condition, results of operations, prospects and competitive position,” “global economic conditions,” and “management’s view of [your] financial condition, results of operations, business, prospects and competitive position” the independent committee found supportive of its fairness determination.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 26 of the proxy statement in the Amendment.

17.	While you disclose the independent committee chose not to seek alternative transactions due to Mr. Hong’s expressed intention not to sell his shares to any third party in an alternative transaction, please revise to describe any discussions or proposed alternatives the committee evaluated prior to solely negotiating with Mr. Hong and his advisors.

The Company respectfully advises the Staff that the independent committee did not receive any alternative offers or inquiries on the possibility of making alternative offers. Therefore, the independent committee could only discuss alternative offers in the context of preserving the ability of the Company’s board to consider any such offers that may arise.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 24 of the proxy statement in the Amendment.

18.	We note that on page 24, your independent committee accepted a $3.90 per share merger consideration in exchange for, among other items, the elimination of the “go-shop” right the committee previously sought. Please revise to describe whether the independent committee considered whether the elimination of the “go-shop” right affected their ability to find alternate arrangements.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 24 of the proxy statement in the Amendment.

19.	On page 26, you indicate that the independent committee was empowered to reject Mr. Hong’s merger proposal. Please revise to address the analysis, if any, that the independent committee performed to remain a public company and reject the going-private merger transaction. We note that you indicate that on page 27 that the key role of Mr. Hong in management and customer relationship matters made the committee believe that a third party transaction could not be completed. It is unclear, for example, whether the committee believed Mr. Hong would leave management if Yucheng Technologies remained a publicly registered company and that such a belief impacted their decision to approve the merger.

Securities and Exchange Commission	- 6 -	October 10, 2012

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 27 of the proxy statement in the Amendment.

In addition, the independent committee negotiated with Mr. Hong insofar as a deal that is fair to the Company’s shareholders could be attained. In particular, the independent committee negotiated a higher requisite shareholder vote for approving the transaction in order to provide unaffiliated shareholders with a meaningful opportunity to evaluate and decide whether to approve or reject Mr. Hong’s offer.

20.	We note that the independent committee and the board adopted Roth’s analysis as their own. Please revise your disclosure address how any filing person relying on the Roth opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares “other than Excluded Shares,” rather than all unaffiliated stockholders.

The Company respectfully advises the Staff that the only difference between “the holders of shares other than Excluded Shares” and “all unaffiliated shareholders” is that the former does not include dissenting shareholders. The Roth opinion addressed only fairness, from the financial standpoint of view, of the merger consideration to the holders of shares other than the Excluded Shares rather than to all unaffiliated shareholders because certain unaffiliated shareholders may exercise their right to dissent. Under the British Virgin Islands law, dissenting shareholders are entitled to fair value of their shares as determined by a statutory appraisal process, so the fairness determination in the Roth opinion would not apply to those shares and their holders. Unless and until any unaffiliated shareholders have complied with the statutory requirements under the British Virgin Islands law and have become the dissenting shareholders, the Roth opinion would address the fairness to such shareholders. Therefore, the independent committee and each filing person that relies on the Roth opinion believe that it is reasonable and appropriate to consider Roth opinion as a material factor in their determination as to the fairness of the transaction as to the unaffiliated shareholders.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 27 of the proxy statement in the Amendment.

Position of the Buyer Group as the Fairness of the Merger, page 31

21.	Your inclusion of the members of the Buyer group as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 34), currently stating that the Rollover Investors “may be deemed” affiliates of the company, to remove doubt from this conclusion.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 31 of the Amendment.

Securities and Exchange Commission	- 7 -	October 10, 2012

22.	Please revise to explain why you believe that since the proposed merger is not conditioned on any financing obtained by the Parent or Merger Sub, it will increase the likelihood that the merger will be consummated and merger consideration paid to shareholders. Since Mr. Hong and his affiliates are only contracted to provide a small portion of the merger consideration to unaffiliated shareholders, it is unclear how the proposed merger will close without sufficient financing in place.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 32 of the Amendment.

Purposes and Reasons of the Buyer Group for the Merger, page 34

23.	We note that Mr. Hong initiated the Rule 13e-3 going private transaction and did not form the Buyer Group consisting of the Rolling Shareholders until after he issued the non-binding proposal letter on May 21, 2012. Further, Mr. Hong and his affiliates negotiated with the independent committee over terms and raised the merger consideration offer price to $3.90 prior to forming the Buyer Group with the Rolling Shareholders. Accordingly, it appears that Mr. Hong was the driving force for the merger and much of the negotiations over the terms had already occurred prior to the formation of the final Buyer Group. Please revise to clarify whether the Rolling Shareholders may have separate and distinct purposes and reasons for undertaking the going private transaction and merger at this time. For example, the independent committee noted that it did not perform a pre-signing market check due to, in part, its limited options caused by Mr. Hong’s position that he would not sell his shares in an alternative transaction.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 34 and 35 of the Amendment.

24.	While you indicate on pages 33 and 34 that the Buyer Group did not perform a valuation analysis or any appraisals, please revise to clarify whether a purpose and reason for the going private transaction was due, in part, to Mr. Hong’s or the Rolling Shareholders’ belief that the shares were undervalued. We note that your stock price for your ADS exceeded the merger consideration price of $3.90 as late as the second quarter of 2011.

In response to the Staff’s comment, the Amendment has been revised. Please refer to page 33 of the Amendment.

Certain Financial Projections, page 35

25.	Please revise to describe the “numerous assumptions and estimates as to future events,” if material, made by your management that underlie your financial projections.

The Company respectfully submits that the Company’s financial projections are created from standard assumptions based on publicly available macroeconomic and industry forecasts and the Company’s own historical financials, none of which is so material as to require specific disclosure.

Securities and Exchange Commission	- 8 -	October 10, 2012

26.	We note your disclosure on page 20 that the disclosed projections are summarized. Disclose the full projections or tell us why you do not believe the full projections should be disclosed.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 36 of the proxy statement in the Amendment.

Opinion of Roth, the Independent Committee’s Financial Advisor, page 37

27.	We note your disclosure on page 20 that Roth provided preliminary financial analyses to the independent committee on June 27, 2012. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that presentation.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 20 of the proxy statement in the Amendment.

28.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, LTM revenues, 2011 and 2012 revenues, LTM, 2011and 2012 EBITDA and LTM, 2011 and 2012 P/E information for each comparable company that is the basis for the multiples disclosed on page 39 with respect to the Selected Publicly Traded Comparable companies, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 41 with respect to the Selected Comparable Transaction analysis, (iii) the company’s unlevered, after-tax free cash flows attributable to shareholders from August 1, 2012 through fiscal year 2021 used in conducting the Discounted Cash Flow analysis, and (iv) the transaction data from each transaction referenced in the Analysis of Implied Premia.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 39 and 40 of the proxy statement in the Amendment.

Selected Comparable Transaction Analysis, page 40

29.	Please revise to clarify why you believe that the blended multiples are the appropriate comparison for EV to LTM Revenue and EV to LTM EBITDA. It appears your blended multiples weigh Application Software Company Transactions and IT Consulting Business Company Transactions similarly. We note, however, that your software and solutions segment is 87% of your revenue for the fiscal year ended December 31, 2011.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 40 and 41 of the proxy statement in the Amendment.

Discounted Cash Flow Analysis, page, page 41

30.	Please revise to disclose the quantitative components that were used to calculate your weighted average cost of capital of 14.4% to 16.4%. Also, please disclose the companies that were used to calculate the betas of comparable companies.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 41 of the proxy statement in the Amendment.

Securities and Exchange Commission	- 9 -	October 10, 2012

Analyses of Implied Premia, page 42

31.	Please revise to clarify why the U.S.-listed Chinese companies that underwent or are undergoing a going private transaction are the appropriate comparative transactions and companies under the Implied Premia analysis. It is unclear, for example, whether other factors such as comparable industry, market capitalization, or companies outside of China would provide a more appropriate comparison for the Implied Premia analysis. Similarly, please clarify whether any time periods beyond 52 weeks would also be appropriate, as your share price was above the $3.90 per share merger consideration during periods in both 2011 and 2010.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 42 of the proxy statement in the Amendment.

General, page 43

32.	Please revise to clarify and quantify your fee arrangements with Roth. On page 44, you describe that you will pay Roth a “customary fee,” of which one-half is payable if and when the merger is completed. On page B-4 of Annex B, your fairness opinion indicates that the fee is not contingent upon the consummation of the merger. It is unclear what fees will be paid to Roth, whether any of it is on a contingent basis, and how the fee arrangement was determined. Please see Item 1015(b)(4) and (5) of Regulation M-A.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 44 of the proxy statement in the Amendment.

33.	Please revise to provide a description of any material relationship with Roth in the past two years, as required by Item 1015(b)(4) of Regulation M-A. We note on page 44, you indicate that the independent committee chose Roth, in part, of its familiarity with the Company. Your revisions should describe what you mean by “familiarity,” including whether they have engaged in any transactions subject to disclosure under Item 1015(b)(4) with any participant in the past two years.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 44 of the proxy statement in the Amendment.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 83

34.	Please revise to disclose the natural person(s) that holds investment or voting power over the shares owned by Shah Capital Management, Inc.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 83 of the proxy statement in the Amendment.

Securities and Exchange Commission	- 10 -	October 10, 2012

Material U.S. Federal Income Tax Consequences, page 84

35.	We note your statement that your discussion is a summary “for general information purposes only ….” Please revise this statement, as it may imply that you are not responsible for the disclosure in your proxy statement.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 84 of the Amendment.

36.	In the appropriate places of your proxy statement, please describe the U.S. federal and PRC income tax consequences of the merger transaction on Yucheng Technologies Limited and its affiliates. See Item 1013(d) of Regulation M-A. We note your discussion on pages 84 through 87 focuses on the tax consequences to your shareholders.

The Company respectfully advises the Staff that, with respect to PRC income tax consequences, page 87 of the Amendment describes the PRC income tax consequences of the merger transaction on Yucheng Technologies Limited. In response to the Staff’s comment with respect to U.S. federal income tax consequences, the Amendment has been revised. Please refer to page 86 of the Amendment.

Annex E: Form of Proxy Card, page E-1

37.	Please provide us a copy of your form of proxy card.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page E-1 of the Amendment.

* * *

Securities and Exchange Commission	- 11 -	October 10, 2012

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Weidong Hong, Ms. Hong Wu, Ms. Yun Shi, Mr. Dong Wang, Mr. Steve Shiping Dai, Ms. Rebecca B. Le, Mr. Chun Zheng, Mr. Xun Yang, Ms. Weihua Hong, Mr. Lijing Ren, Ms. Yanmei Wang, Ms. Danhui Ma, Ms. Xinmin Yu, New Sihitech Limited, New Sihitech Acquisition Limited, Sihitech Company Limited, CSOF FinTech Limited, CEL FinTech Limited, China Special Opportunities Fund III, L.P., CSOF III GP Limited, Forebright Partners Limited, Windsor Venture Limited and China Everbright Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920-1090.

Very truly yours,

/s/ Ling Huang
Ling Huang, Esq.

cc:	Peter X. Huang, Esq.
Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

Andrew Hudders

Golenbock Eiseman Assor Bell & Peskoe

437 Madison Avenue - 40th Floor

New York, New York 10022

Securities and Exchange Commission	- 12 -	October 10, 2012

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of September 25, 2012 with respect to the Schedule 13E-3, File No. 005-82213 (the “Schedule 13E-3”), filed on August 24, 2012 by Yucheng Technologies Limited and the other filings persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yucheng Technologies Limited

By:	/s/ Yingjun Li
Name: Title:	Yingjun Li Director

Sihitech Company Limited

By:	/s/ Weidong Hong
Name: Title:	Weidong Hong Director

New Sihitech Limited

By:	/s/ Weidong Hong
Name: Title:	Weidong Hong Director

New Sihitech Acquisition Limited

By:	/s/ Weidong Hong
Name: Title:	Weidong Hong Director

Weidong Hong

By:	/s/ Weidong Hong

Hong Wu

By:	/s/ Hong Wu

Yun Shi

By:	/s/ Yun Shi

Securities and Exchange Commission	- 13 -	October 10, 2012

Dong Wang

By:	/s/ Dong Wang

Steve Shiping Dai

By:	/s/ Steve Shiping Dai

Rebecca B. Le

By:	/s/ Rebecca B. Le

Chun Zheng

By:	/s/ Chun Zheng

Xun Yang

By:	/s/ Xun Yang

Weihua Hong

By:	/s/ Weihua Hong

Lijing Ren

By:	/s/ Lijing Ren

Yanmei Wang

By:	/s/ Yanmei Wang

Danhui Ma

By:	/s/ Danhui Ma

Xinmin Yu

By:	/s/ Xinmin Yu

CSOF FinTech Limited

By:	/s/ Ip Kun Wan
Name: Title:	Ip Kun Wan Director

CEL FinTech Limited

By:	/s/ Tang Chi Chun
Name: Title:	Tang Chi Chun Director

China Special Opportunities Fund III, L.P.

By:	/s/ Ip Kun Wan
Name: Title:	Ip Kun Wan Authorized Signatory

Securities and Exchange Commission	- 14 -	October 10, 2012

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name: Title:	Ip Kun Wan Director

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name: Title:	Ip Kun Wan Director

Windsor Venture Limited

By:	/s/ Tang Chi Chun
Name: Title:	Tang Chi Chun Director

China Everbright Limited

By:	/s/ Tang Chi Chun
Name: Title:	Tang Chi Chun Director